VUniverse, Inc.

Statements of Cash Flows

(Unaudited)

	For the Year Ended December 31, 2020	For the Period April 22, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:		
Net loss	$ (232,978)	$ (572,494)
Adjustments to reconcile net loss to net cash used in operating activities:		
PPP Loan forgiveness	(74,237)	-
Changes in operating assets and liabilities:		
Increase in Security Deposits	-	(3,875)
Increase in Accounts Payable	111,153	41,345
Increase in Credit Card Balance	2,932	20,371
	-	-
Net cash used in operating activities	(193,130)	(514,653)
Cash flows from investing activities		
Product development	(344,766)	-
Computer purcheases	-	(7,970)
Net cash used in investing activities	(344,766)	(7,970)
	-	
Cash flows from financing activities:		
Share forfeiture	(27)	-
Proceeds from issuance of common stock	-	73
Proceeds from Trailer Central SAFE note	214,668	284,729
Proceeds from Safe Note	240,000	249,929
Proceeds from PPP loan	74,237	-
Proceeds from Shareholder Loan	30,606	-
Net cash provided by financing activities	559,484	534,732
Net cash increase for period	21,588	12,108
Cash at beginning of period	12,108	-
Cash at end of year	$ 33,697	$ 12,108
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -